UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 16, 2016

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

(b)   On September 16, 2016, David Hoffmann, President, High Growth Markets, notified McDonald's Corporation (the "Company") of his intention to resign from the Company. As a result of Mr. Hoffmann's failure to satisfy certain conditions upon his departure, including execution of a non-compete agreement, Mr. Hoffmann will forgo favorable post-termination treatment and will forfeit certain benefits, including all unvested cash and equity incentive awards.

Effective immediately, Joseph Erlinger will lead the Company's High Growth Markets. Mr. Erlinger currently serves as Chief Financial Officer, High Growth Markets. Prior to his current role, Mr. Erlinger served as Managing Director of McDonald's South Korea and prior to that as General Manager of the Indianapolis region.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: September 21, 2016   By: /s/ Denise A. Horne

         Denise A. Horne
         Corporate Vice President—Associate General Counsel and Assistant Secretary